Exhibit 99.1

WORLD MEDIA AND ENTERTAINMENT UNIVERSAL, SUBSIDIARY OF AMTD IDEA GROUP AND AMTD DIGITAL INC., TO GO PUBLIC THROUGH BUSINESS COMBINATION WITH BLACK SPADE ACQUISITION II CO

PARIS & NEW YORK & SINGAPORE--(BUSINESS WIRE)----AMTD IDEA Group (“AMTD IDEA Group”) (NYSE: AMTD; SGX: HKB), a NYSE and SGX-ST dual-listed company and a subsidiary of AMTD Group Inc., and AMTD Digital Inc. (“AMTD Digital”) (NYSE: HKD), a controlled and consolidated subsidiary of AMTD IDEA Group, jointly announced that their subsidiary World Media and Entertainment Universal Inc. (“WME”), a global media and entertainment company, and Black Spade Acquisition II Co (Nasdaq: BSII, “BSII”), a special purpose acquisition company founded by Black Spade Capital, have entered into a business combination agreement. Upon the completion of the transactions contemplated by the business combination agreement, the combined company will retain its name “World Media and Entertainment Universal Inc.” and its headquarters in Paris, and its ordinary shares will be listed on a U.S. stock exchange.

The business combination values WME at an equity value of approximately US$488 million, not including cash from BSII’s approximately US$153 million of cash in trust (assuming no BSII shareholders elect to have their BSII shares redeemed for cash as permitted).

The transaction is expected to close in mid-2025, subject to regulatory and shareholder approvals, and other customary closing conditions. After the transaction, existing shareholders of WME, including AMTD IDEA Group and AMTD Digital, are expected to hold more than 70% of the voting shares of the combined company, assuming no BSII shareholders elect to have their BSII shares redeemed for cash as permitted.

Dr. Feridun Hamdullahpur, Chairman of the Board, World Media and Entertainment Universal Inc., said: “WME is excited to enter into a long-term strategic partnership with Black Spade. As a dynamic, forward-thinking, innovative global media and entertainment company, we seek global partners who share our values, vision, and integrity to reach new heights. Black Spade distinguishes itself as one such partner. On behalf of the entire WME family and our board of directors, I am looking forward to the growth steps we will take together. WME listing, subject to customary closing conditions, will become AMTD Group’s third listed company, after AMTD IDEA Group and AMTD Digital Inc.”

About AMTD Group

AMTD Group is a conglomerate with core business portfolio to span across media and entertainment, education and training, and premium assets and hospitality areas.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, digital investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About World Media and Entertainment Universal Inc.

World Media and Entertainment Universal Inc., jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide. WME comprises L’Officiel, The Art Newspaper, movie and entertainment projects, collectively a diversified media and entertainment portfolio of businesses, and a global portfolio of premium properties.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and/or AMTD Digital, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group and/or AMTD Digital with the SEC. All information provided in this press release is as of the date of this press release, and neither AMTD IDEA Group nor AMTD Digital undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.com